UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SIRIUS XM RADIO INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

82967N108

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended  (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Number: 82967N108

1.	Names of Reporting Persons Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,653,193,427 (1), (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,653,193,427 (1), (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,955,392,127(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 46.2%(4)

14.	Type of Reporting Person (See Instructions) CO

(1)	Sole voting power and dispositive power of 2,647,326,761 of such shares is held indirectly through control of Liberty Radio, LLC, a wholly owned subsidiary of Liberty Media Corporation.

(2)

Does not include 302,198,700 shares of Common Stock that the Reporting Person has the right to acquire within 60 days pursuant to a forward purchase contract. See Amendment 1 to Liberty Schedule 13D filed with the Securities and Exchange Commission on May 9, 2012.

(3)

Includes 302,198,700 shares of Common Stock that the Reporting Person has the right to acquire within 60 days pursuant to a forward purchase contract. See Amendment 1 to Liberty Schedule 13D filed with the Securities and Exchange Commission on May 9, 2012.

(4)

Based on 3,801,029,929 shares of Common Stock outstanding as of April 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

SIRIUS XM RADIO INC.

This Report on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Radio, Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D originally filed with the Securities and Exchange Commission by Liberty Media Corporation (formerly known as Liberty CapStarz, Inc.), a Delaware corporation (the “Reporting Person” or “Liberty”), on September 30, 2011 (the “Liberty Schedule 13D”), is hereby  amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

As previously described in Item 6 to the Liberty Schedule 13D, certain restrictions contained in the Investment Agreement, including the standstill provisions, expired on March 6, 2012.  On March 20, 2012, the Reporting Person filed applications for consent to transfer of de facto control of the Issuer with the Federal Communications Commission (the “FCC”), which applications were dismissed by the FCC on May 4, 2012 (the “FCC Dismissal”).  The FCC dismissed the applications because such applications “are defective with respect to ‘execution’ and ‘other matters of a formal character.’”  On May 30, 2012, the Reporting Person filed with the FCC a Petition for Reconsideration of the Dismissal (the “Petition”).  In the Petition, the Reporting Person indicates, among other things, that it intends to assert control over the Issuer upon receiving FCC approval.  In addition, the Reporting Person describes in the Petition the means by which it intends to assert such control.  Specifically, the Reporting Person intends to:

•                  convert almost one-half of the shares of B-1 Preferred Stock, which, together with the shares of Common Stock owned or acquired by the Reporting Person, will constitute more than 32% of the total outstanding shares of Common Stock;

•                  as soon as practicable, nominate for election persons to serve on the Issuer’s Board of Directors such that, if elected, persons nominated by the Reporting Person will constitute a majority of such Board of Directors;

•                  vote all of the Reporting Person’s shares of Common Stock in favor of such nominees; and

•                  solicit proxies from other shareholders of the Issuer in support of the election of such nominees.

The Reporting Person also indicated in the Petition that it intends to continue purchasing shares of Common Stock in the open market, depending upon price and other market conditions, and that the Reporting Person may purchase sufficient additional shares of Common Stock that would enable it to replace the entire Board of Directors by unilateral action.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Issuer or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of the persons listed on Schedule 1 have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire, subject to applicable laws, orders and regulation, additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2012	LIBERTY MEDIA CORPORATION

	By:	/s/ Chris Shean
		Name:	Chris Shean
		Title:	Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated as of February 17, 2009, between Sirius XM Radio Inc. and Liberty Radio, LLC (filed as Exhibit 4.55 to the Issuer’s Annual Report on Form 10-K (SEC File No. 000-24710) dated March 9, 2009 and incorporated herein by reference).

7(b)

Certificate of Designations of Series B-1 Convertible Perpetual Preferred Stock of the Issuer, dated March 5, 2009 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-24710) dated March 6, 2009 and incorporated herein by reference).